Exhibit 77D

The Royce Fund

        On June 20-21, 2005, The Board of Trustees of The Royce Fund, effective upon obtaining shareholder approval for certain changes to Royce Select Fund I's (the "Fund") fundamental investment policies, voted to adopt the following non-fundamental investment policy for the Fund: "Normally, the Fund will invest at least 80% of its net assets in equity securities of mid-cap (less than $5 billion in market capitalization at the time of investment), small-cap (less than $2.5 billion in market capitalization at the time of investment) and micro-cap (less than $500 million in market capitalization at the time of investment) companies".

        On September 20-21, 2005, The Board of Trustees of The Royce Fund voted to amend each series' non-fundamental investment policies to permit each series to enter into repurchase agreements through the Fixed Income Clearing Corporation as a "Sponsored Member" in the Fixed Income Clearing Corporation.

        On December 6-7, 2005, The Board of Trustees of The Royce Fund voted to amend Royce 100 Fund's (the "Fund") non-fundamental investment policy to require it to invest at least 80% of its net assets in equity securities primarily issued by companies with stock market capitalizations less than $5 billion at the time of investment. Previously the Fund's policy had required it to invest its net assets in equity securities primarily issued by companies with stock market capitalizations less than $2.5 billion at the time of investment